EXHIBIT 99.1


02/CAT/04

Page 1 of 3

FOR IMMEDIATE RELEASE

13.00 GMT 08.00 EST Friday 1 February 2002

For Further Information Contact:
Cambridge Antibody Technology           Weber Shandwick Square Mile (Europe)
------------------------------
Tel: +44 (0) 1763 263 233               Tel: +44 (0) 20  7950 2800
David Chiswell,                         Kevin Smith
  Chief Executive Officer               Graham Herring
John Aston, Finance Director
Rowena Gardner,
  Head of Corporate Communications      BMC Communications/The Trout Group (USA)
                                        ----------------------------------------
                                        Tel: +1 212 477 9007
                                        Brad Miles, ext. 17 (media)
                                        Brandon Lewis, ext. 15 (investors)



                  CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
                   2002 ANNUAL GENERAL MEETING STATEMENT

Since our report to shareholders in late November, we have continued to build on our achievements of last year. We have announced two new collaborations and progress within two existing collaborations. In December we announced a product development collaboration with AMRAD Corporation committed to the joint discovery and development of human antibody-based therapeutics that neutralise the receptor for granulocyte-macrophage colony stimulating factor (GM-CSF Receptor). Also in December we announced an agreement with Incyte Genomics which gives CAT access to the Incyte LifeSeq(R) Gold database and options for product development rights.

In January we announced that Human Genome Sciences has exercised an option for an exclusive licence on a human monoclonal antibody to TRAIL Receptor 1 (TRAIL-R1), being evaluated as an anti-cancer drug by HGS. We also announced that Immunex has exercised an exclusive licence option in respect of development and potential commercialisation of human monoclonal antibodies, one of eight granted by CAT to Immunex under an agreement signed in December 2000.



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Since announcing our intention to initiate succession planning for CAT's
CEO, I can report that we are making progress and a number of candidates are currently being considered.

And finally, we have recently announced that we have entered into a definitive agreement pursuant to which CAT will make an offer by way of a takeover bid for all of the issued shares of Drug Royalty Corporation. DRC generates strong cash flow from its portfolio of drug royalty interests and its acquisition will be of incremental value to CAT as it progresses its monoclonal antibody therapies through clinical development. DRC's net cash position will provide CAT with further funding, as it continues the creation and development of its growing pipeline of new antibody drugs. CAT will also benefit from indirectly acquiring the benefits of its royalty-based obligations under its existing contract with DRC, which expire in 2009."

                                       Professor Peter Garland,
                                       Chairman,
                                       Cambridge Antibody Technology Group plc.


                                   -ENDS-
Notes to Editors:

Cambridge Antibody Technology (CAT)
o CAT is a UK biotechnology company using its proprietary technologies in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 250 people.
o CAT is listed on the London Stock Exchange and on NASDAQ since June 2001. CAT raised (pound)41m in its IPO in March 1997 and (pound)93m in a secondary offering in March 2000.
o CAT has an advanced platform technology for rapidly isolating human monoclonal antibodies using phage display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs and to utilise antibodies as tools for target validation. Six human therapeutic antibodies developed by CAT are at various stages of clinical trials.


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o    CAT has alliances with a large number of biotechnology and pharmaceutical companies to discover, develop and commercialise human monoclonal antibody-based products. CAT has also licensed its proprietary human antibody phage display libraries to several companies for target validation and drug discovery. CAT's collaborators include: Abbott, AMRAD, Elan, Eli Lilly, Genetics Institute, Genzyme, Human Genome Sciences, Immunex, Incyte, Merck & Co., Inc, Oxford GlycoSciences, Pharmacia, Pfizer, Wyeth-Ayerst, Xerion and Zyomyx.


Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about CAT that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934.

These forward looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition.